United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

For the fiscal year ended December 31, 2005 and 2004

Commission File Number 333-51854-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	11

Signatures	12

Exhibits:

Exhibit 23—Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Participants and Plan Administrator
Kansas City Southern 401(k) and Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Kansas City, Missouri
June 28, 2006

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Plan interest held in Kansas City Southern Master Trust, at fair and contract value:	$43,450,439	38,623,992

Net assets available for benefits	$43,450,439	38,623,992

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:

Plan interest in Kansas City Southern Master Trust investment income (note 3):
Interest and dividends	$1,490,079	850,427
Net appreciation in fair value of investments	2,847,049	3,262,046

Total plan interest in Kansas City Southern Master Trust investment income	4,337,128	4,112,473
Contributions:
Participant	1,783,719	1,599,120
Company	1,189,342	1,071,652

Total contributions	2,973,061	2,670,772
Transfer from Texas Mexican Railway Company 401(k) and Profit Sharing Plan	1,312,545	—

Total additions	8,622,734	6,783,245

Deductions:

Benefits paid to participants	(3,796,287)	(2,088,762)

Increase in net assets available for benefits	4,826,447	4,694,483
Net assets available for benefits:
Beginning of year	38,623,992	33,929,509

End of year	$43,450,439	38,623,992

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a defined contribution plan covering all employees that are not covered by a collective bargaining agreement of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan. Participants are eligible to participate in the Plan beginning on the first day of each calendar quarter coincident with or immediately following the first day of employment. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During 2005, assets of $1,312,545 were transferred in from the Texas Mexican Railway Company 401(k) and Profit Sharing Plan (TexMex Plan). The assets transferred were attributable to employees who participated in the TexMex Plan and were transferred to the Plan on December 31, 2005. Participants will begin contributing to the plan in January 2006.

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Kansas City Southern Railway Company (the “Company”). The Plan’s trustee Nationwide Trust Company (the “Trustee”), is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each participant a matching contribution equal to 100% of each participant’s contribution up to 5% of the participant’s eligible compensation. The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2005 or 2004. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions into any of the various funds offered by the Plan.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(d)	Vesting

Participants are always fully vested in their own contributions plus actual earnings thereon.

Company contributions vest according to the following schedule:

Percent
Years of service	vested
Two years	20%
Three years	40%
Four years	60%
Five years	100%
In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions are made on a quarterly basis throughout the Plan year. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the Plan year in which the participant attains the age of 70 1/2.

On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation in the Kansas City Southern Master Trust

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices. The assets held in a common collective trust (Invesco Stable Value Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Administrative Expenses

Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

(f)	Forfeitures

Nonvested amounts forfeited by employees are allocated to the other participants as a part of, and in the same manner, as the Company contribution for the Plan year in which the forfeiture occurs. Allocated forfeitures were $36,356 and $51,607 for the Plan years ended December 31, 2005 and 2004, respectively.
(3)	Assets Held in Kansas City Southern Master Trust

At December 31, 2005 and 2004, the Plan’s investment assets were held in a trust account at Nationwide Trust Company (trustee) and consists of an interest in the Kansas City Southern Master Trust (the Master Trust). The Master Trust also includes the investment assets of the Kansas City Southern Employee Stock Ownership Plan.

The Master Trust was composed of the following investments at December 31, 2005 and 2004:

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004

	2005	2004
Cash and temporary investments held in Master Trust	$259,416	226,268
Investments held in Master Trust, at fair and contract value:
Common collective trust	13,427,296	12,627,557
Kansas City Southern common stock	26,509,445	20,082,239
Janus Capital Group common stock	16,548,421	17,791,503
Mutual funds	36,611,951	33,618,402

Total investments	93,097,113	84,119,701

Investment trades receivable	17,271	—

Total assets	93,373,800	84,345,969

Accrued liabilities	—	5,016
Investment trades payable	256,307	—

Total liabilities	256,307	5,016

Net assets available for benefits	$93,117,493	84,340,953

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
The changes in net assets of the Master Trust for the years ended December 31 are as follows:

	2005	2004
Interest and dividends	$2,128,953	1,187,613
Net appreciation in fair value of investments:
Kansas City Southern common stock	7,490,724	3,901,302
Janus Capital Group common stock	1,148,075	244,908
Mutual funds	1,080,260	3,107,691

Total net appreciation	9,719,059	7,253,901

Total investment income	11,848,012	8,441,514

Contributions:
Participant	1,783,719	1,599,120
Company	1,189,342	1,071,652

Transfer from Texas Mexican Railway Company 401(k) and Profit Sharing Plan	1,312,545	—
Benefits paid	(7,357,078)	(5,154,185)

Increase in net assets available for benefits	8,776,540	5,958,101
Net assets available for benefits:
Beginning of year	84,340,953	78,382,852

End of year	$93,117,493	84,340,953

The Plan’s interest in the Master Trust as a percentage of net assets of the Master trust were 46.7% and 45.8% at December 31, 2005 and 2004, respectively.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(4)	Investments

Investments of the Master Trust allocated to the Plan, which exceed 5 percent of the net assets available for benefits at December 31, 2005 and 2004, were as follows:

	2005	2004
Invesco Stable Value Fund, 9,744,780 and 9,595,045 units, respectively	$9,744,780	9,595,045
MFS Value Fund, 89,309 and 89,034 units, respectively	2,067,506	2,060,244
Kansas City Southern common stock, 312,862 and 306,354 units, respectively	7,643,209	5,431,651
EuroPacific Growth, 69,619 and 59,851 units, respectively	2,861,328	2,132,498
Franklin Balance Sheet Investment Fund—Class A, 36,927 and 36,936 units, respectively	2,279,488	2,151,955
Growth Fund of America, 86,521 and 82,397 units, respectively	2,670,050	2,256,023
PIMCO Total Return Administrative Shares, 313,658 and 262,422 units, respectively	3,293,411	2,800,045
Washington Mutual Investors, 108,305 and 96,809 units, respectively	3,340,133	2,979,782
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,847,049 and $3,262,046, respectively as follows:

	2005	2004
Common Stocks	2,098,290	1,059,738
Mutual Funds	748,759	2,202,308

	2,847,049	3,262,046

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated August 27, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 29, 2003, with the exclusions of the amendment and restatement of the Plan effective April 1, 2002 and executed May 30, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 29, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2005 and 2004.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(8)	Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of benefits paid to participants per the financial statement for the year ended December 31 to the Form 5500:

2004
Benefits paid to participants per the financial statements	$2,088,762
Add: Amounts allocated to withdrawing participants in current year	—
Less: Amounts allocated to withdrawing participants in prior year	(116,432)

Benefits paid to participants per the Form 5500	$1,972,330

(9)	Subsequent Event

Effective January 1, 2006, the Master Trust was renamed to the Kansas City Southern 401(k) and Profit Sharing Plan Trust and the Plan assets remained in the renamed trust. The investment assets of the Kansas City Southern Employee Stock Ownership Plan that were held in the Master Trust were transferred into the newly formed Kansas City Southern Employee Stock Ownership Plan Trust.

Schedule
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

		Fair
Identity		value
*Plan interest in investments held in Master Trust	Kansas City Southern Master Trust	$43,450,439

Total investments		$43,450,439

*Party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan
June 27, 2006	By:	/s/ Eric B. Freestone
	Name:	Eric B. Freestone
	Title:	Vice President Human Resources